NO ACT

PE
1-7-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

16004252

DIVISION OF
CORPORATION FINANCE

February 24, 2016

Received SEC

FEB 24 2016

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-24-16

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: NextEra Energy, Inc.
Incoming letter dated January 7, 2016

Dear Mr. Dye:

This is in response to your letter dated January 7, 2016 concerning the shareholder proposal submitted to NextEra by Alan Farago and Lisa Versaci. We also have received a letter from the proponents dated January 15, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Alan Farago
FISMA & OMB MEMORANDUM M-07-16

February 24, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NextEra Energy, Inc.
Incoming letter dated January 7, 2016

The proposal provides that the company shall report material risks and costs of sea level rise to company operations, facilities and markets based on a range of sea level rise scenarios projecting forward to 2100, according to best available science.

There appears to be some basis for your view that NextEra may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides NextEra with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NextEra omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1). In light of this position, we have not found it necessary to address NextEra's arguments under rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that NextEra may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Alan Farago and Lisa Versaci

FISMA & OMB MEMORANDUM M-07-16

January 15, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NextEra Energy, Inc. (NEE)
Report on Climate Change Impacts
Alan Farago

Ladies and Gentlemen:

This is in regard to the January 7, 2016 no-action request.

It appears that these 3 issues:

Rule 14a-8 (i)(1)
Rule 14a-8 (i)(2)
Rule 14a-8 (i)(6)

raised by the company could be cured by inserting "take the steps necessary" into the rule 14a-8 proposal. This is according to the text of Staff Legal Bulletin No. 14D.

Sincerely,

Alan Farago

Cc: W. Scott Seeley Scott.Seeley@nexteraenergy.com

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(7)
Rule 14a-8(i)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(6)

January 7, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NextEra Energy, Inc. Shareholder Proposal of Alan Farago and Lisa Versaci

Ladies and Gentlemen:

We are submitting this letter on behalf of NextEra Energy, Inc. (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2016 annual meeting of shareholders (the "2016 proxy materials") a shareholder proposal and supporting statement (the "Proposal") submitted by Alan Farago and Lisa Versaci (together, the "Proponents").

We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2016 proxy materials for the reasons discussed below. A copy of the Proposal and related correspondence is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being sent to the Proponents. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent submits to the Commission or the staff regarding the Proposal. Accordingly, the undersigned hereby informs the Proponents that, if the Proponents elect to submit additional correspondence to the Commission or the staff relating to the Proposal, a copy of that correspondence should be furnished concurrently to the Company and the undersigned.

The Company currently intends to file its definitive 2016 proxy materials with the Commission on or about March 30, 2016.

THE PROPOSAL

On November 27, 2015, the Company received from the Proponents, by facsimile, a letter submitting the Proposal for inclusion in the 2016 proxy materials. The resolution included in the Proposal provides as follows:

> BE IT RESOLVED: NextEra Energy Inc. shall report material risks and costs of sea level rise to company operations, facilities, and markets based on a range of SLR scenarios projecting forward to 2100, according to best available science. The report shall be available to shareholders and investors by December 1, 2016, be prepared annually at reasonable cost and omit proprietary information.

BASES FOR EXCLUSION

We request that the staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations;
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Florida law;
- Rule 14a-8(i)(2) because the Proposal would require the Company to violate Florida law; and
- Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.

I. Rule 14a-8(i)(7) – The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

A. The Exclusion

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,

[1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

B. Applicability of the Exclusion

The Commission noted in the 1998 Release that a proposal may be omitted as relating the company's ordinary business operations if the proposal seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release at 86,017-18. Consistent with the 1998 Release, the staff has allowed exclusion of proposals that seek to dictate complex or detailed standards for the company to follow in conducting its operations or producing a report. In *Ford Motor Co.* (Mar. 2, 2004), for example, the staff allowed exclusion of a proposal requesting that the company publish annually a report to shareholders entitled "Scientific Report on Global Warming/Cooling" which would have included information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling. In allowing exclusion, the staff noted that the proposal related to "the specific method of preparation and the specific information to be included in a highly detailed report."

Similarly, in *Duke Energy Corp.* (Feb. 16, 2001), the staff allowed exclusion of a proposal recommending that the company's board of directors take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by the year 2007. The company had asserted that the proposal micro-managed the company because it "involve(d) intricate detail" and sought to "impose specific time-frames or methods for implementing complex policies." *See also General Electric Co.* (Jan. 25, 2012, *recon. denied* Apr. 16, 2012) (allowing exclusion of a proposal recommending a specific procedure for evaluating director performance noting that "the proposal [sought] to micromanage the company to such a degree that exclusion of the proposal [was] appropriate"); *Marriott International Inc.* (Mar. 17, 2010, *recon. denied* Apr. 19, 2010) (allowing exclusion of a proposal that sought to reduce the impact of global warming by specifying the characteristics of showerheads to be used in certain hotels and, in so doing, noting that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate.").

As with the proposals addressed in these letters, the Proposal seeks to micromanage the Company to such a degree that exclusion of the Proposal is appropriate. The Proposal seeks to micromanage the Company by mandating that the Company report on risks associated with sea level rise ("SLR"), and to project the costs associated with SLR nearly a century into the future. Production of such a report would necessarily involve matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Proposal would require the Company to assess SLR risk based on various assumptions consistent with the "best available science." While projecting SLR 85 years into the future is hardly a precise "science," there are certain commonly accepted methods of projecting the extent and effect of SLR, and all of them involve, at a minimum, a determination or assumption regarding a variety of complex, intricate details. Moreover, SLR is but one of literally hundreds of variables that the Company considers in making long-term decisions about the construction of new facilities and the maintenance or replacement of existing facilities. With respect only to the siting, operation and maintenance of power generation facilities, among the many variables that must be taken into account, on a short and long term basis, are site elevation, adjacent surface and groundwater resources, the susceptibility of a site to flooding, comparative environmental impacts, access to roads or other means of transportation, the availability of fuel sources and fuel diversity, together with, among other important variables, aspects of the demand for electric power and responsible management of the power delivery grid. Planning for the management of the Company's power generation facilities alone consumes the efforts of hundreds of Company engineers and professionals and consulting experts every year.

The Proposal's supporting statement indicates that the requested report should be based on estimates for SLR ranging from "8 inches to 6.6 feet" and refers to a similar assessment prepared by the Southeast Florida Regional Climate Compact/Sea Level Rise Working Group (the "SLR Working Group Report") as a template for the report. The complexity of the report required by the Proposal becomes more evident when reviewing the various complex variables used in the SLR Working Group Report. For instance, the SLR Working Group Report extensively discusses detailed assumptions made with respect to numerous variables that may affect the extent and effect of SLR. In one instance, the SLR Working Group Report notes that in determining the level of SLR the "Tide Gauge" was set to "The Key West gauge (NOAA Station ID 8724580)". The selection of the correct "tide gauge" is just one of the variables that would require careful consideration when determining the base sea level, and appropriately calculating related risks to the Company based on the SLR level.

While the Proposal asks for a report on risk, the production of the report would require producing a complex analysis with an extensive discussion of variables used and the reasons certain variables were used over others. Simply put, the Proposal mandates calculations that involve a host of complex issues requiring numerous detailed scientific assumptions the utility of which shareholders are in no position to address through a vote on the Proposal. In evaluating risks associated with the location of Company facilities, the Company's management reviews various complex criteria, and makes decisions predicated on the advice of experts who have extensive knowledge and understanding of the multiple variables that may affect Company facilities. The Proposal thus seeks to micromanage matters of a complex and highly technical nature upon which shareholders, as a group, are not in a position to make an informed judgment. Moreover, the Proposal also seeks to micromanage the Company by imposing a deadline for completing the report (December 1, 2016). The Proposal therefore is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(1) – The Proposal Is Not a Proper Subject For Action by Shareholders Under Florida Law

A. The Exclusion

Under Rule 14a-8(i)(1), a shareholder proposal may be excluded from a company's proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

Section G of SLB 14 provides that, "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Similarly, the Commission has explained that "the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute . . . itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See* Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976).

B. Applicability of the Exclusion

The Proposal is not cast as a recommendation or request but as a mandatory proposal that would be binding upon the Company if approved. As more fully explained in the legal opinion of Squire Patton Boggs (US) LLP attached hereto as Exhibit 2 (the "Florida Legal Opinion"), the Proposal, if adopted, would improperly interfere with the authority of the Company's Board of Directors (the "Board") to determine how best to expend corporate funds to assess risks faced by the Company, including SLR risk.

The Company is a Florida corporation, governed by Florida Statutes Chapter 607. Section 607.0801 of the Florida Statutes provides, in relevant part, that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation . . . ." The Company's articles of incorporation do not reserve to the shareholders any power to manage the business or affairs of the Company or to make any determination as to how the Company assesses particular risks faced by the operations of the Company. Additionally, the Company's bylaws provide that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the board of directors." Thus, as described in the Florida Legal Opinion, under the Florida Statutes, the Board, and not the shareholders, is charged with overseeing the Company's business risks, including SLR risk.

Overseeing the Company's business risks entails, among other things, identifying those risks, determining the materiality and immediacy of each risk, prioritizing efforts to minimize or otherwise address each risk, and determining how to allocate the Company's funds to address each risk. The Proposal would impinge upon the Board's exercise of discretion in allocating its resources to assess and address business risks by mandating that the Company assess SLR risk and do so in a particular way, by assessing (i) both the risks and costs of SLR and (ii) the impact of SLR not only on the Company's operations and facilities, but also on its markets. In addition, the Proposal would mandate that the Board base its assessment on a range of SLR scenarios and apply assumptions all the way through 2100. The scope and expense of the undertaking would be significant, and would have the effect of diverting time, money and management resources from matters the Board, in the exercise of its fiduciary duties to shareholders, determines are more important to the Company's business and prospects. By mandating that the Board undertake the requested assessment without regard for the Board's need to exercise its business judgment, the Proposal violates Florida law.

The staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take action inconsistent with the discretionary authority provided to the board of directors under state law. For example, in *Celgene Corp.* (Mar. 27, 2013), the staff concurred that the company could exclude a proposal mandating that the chair of the board be a director who is not concurrently an executive officer of the company. In *General Electric Corp.* (Jan. 25, 2012), the staff similarly concurred that the company could exclude a proposal mandating that "the [b]oard adopt a procedure to evaluate an independent Director's performance by means of a system akin to the previously [b]oard-accepted practice of ranking GE employees as A, B or C players and removing those in the last category." *See also IEC Electronics Corp.* (Oct. 31, 2012); *Bank of America* (Feb. 16, 2011); *MGM Mirage* (Feb. 6, 2008); *Cisco Systems, Inc.* (Jul. 29, 2005); *Constellation Energy Group, Inc.* (Mar. 2, 2004); and *Ford Motor Co.* (Mar. 19, 2001) (in each case, permitting exclusion of a non-precatory proposal as an improper subject for shareholder action under applicable law).

The Proposal mandates that the Company "report material risks and costs of sea level rise to company operations, facilities, and markets based on a range of SLR scenarios projecting forward to 2100" in contravention of the Board's discretionary authority under Florida law. If approved by shareholders, the Proposal would impose an obligation on the Board to prepare the report, with projections into the next century, regardless of the Board's fiduciary duties and regardless of whether the Board considers such action to be in the best interests of the Company and its shareholders. The Proposal also mandates a specific date, December 1, 2016, for the preparation of the report, notwithstanding that it may be infeasible to produce a complex report with projections eighty-five years in the future within seven months after the 2016 annual meeting.

Given that the Proposal relates to matters that only the Board has the power to determine, in the exercise of its business judgment, the Proposal is not a proper subject for shareholder action under Florida law and therefore may be excluded under to Rule 14a-8(i)(1).

III. Rule 14a-8(i)(2) – The Proposal Would Require the Company to Violate Florida Law

A. The Exclusion

Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate state, federal or foreign law applicable to the company. The Company is incorporated under the laws of the State of Florida. For the reasons set forth above and in the Florida Legal Opinion, implementation of the Proposal would cause the Company to violate Florida law.

B. Applicability of the Exclusion

As discussed above, the Florida Legal Opinion states that the Proposal, if adopted, would improperly interfere with the authority of the Board to oversee and assess material risks, costs associated with such risks, and report such risks to the shareholders, and therefore would violate Florida law to which the Company is subject. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(2).

IV. Rule 14a-8(i)(6) – The Company Lacks the Power to Implement the Proposal

A. The Exclusion

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. On numerous occasions, the staff has permitted exclusion of a proposal under Rule 14a-8(i)(6) where the proposal seeks action that is contrary to state law. *See Schering-Plough Corp.* (Mar. 27, 2008) (permitting exclusion of proposal that would violate New Jersey law) and *AT&T, Inc.* (Feb. 19, 2008) (permitting exclusion of proposal that would violate Delaware law).

B. Applicability of the Exclusion

As discussed above and in the attached Florida Legal Opinion, the Proposal would impose a risk assessment and reporting obligation on the Board – one that mandates that the

Board assess SLR risks relating to the Company's operations, facilities and markets over a period of 85 years – which, if implemented, would violate Florida law. Accordingly, implementation of the Proposal is beyond the power of the Company, and the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be excluded under Rules 14a-8(i)(7), (1), (2) and (6). The Company requests the staff's concurrence in the Company's view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2016 proxy materials.

In accordance with SLB 14F, Part F, please send your response to this letter by email to alan.dye@hoganlovells.com.

Very truly yours,

Alan L. Dye

Partner
alan.dye@hoganlovells.com
D 202 637 5737

cc: Charles E. Sieving, EVP & General Counsel
Scott Seeley, Vice President, Compliance & Corporate Secretary
Alan Farago
Lisa Versaci

EXHIBIT 1

Proposal and Related Correspondence

Alan Farago and Lisa Versaci

FISMA & OMB MEMORANDUM M-07-16

November 27, 2015

By Certified Mail
SHAREHOLDER PROPOSAL

Mr. W. Scott Seeley
Corporate Secretary
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408-0420

FAX: 561-691-7702

This proposal is for the next NEE annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Alan Farago and Lisa Versaci

Encl. Report On Range Of Projected Sea Level Rise/ Climate Change Impacts

[redacted]

11/27/2015

NextEra Shareholder Proposal
Filer: Alan Farago and Lisa Versaci
Year: 2016
Sector: Energy
Subject(s): Report On Range Of Projected Sea Level Rise/ Climate Change Impacts

Resolved Clause Summary: NextEra Energy Inc.'s (Company/NextEra) operations and markets will be substantially impacted by sea level rise (SLR), a geophysical manifestation of climate change. The Company shall provide investors and shareholders with an assessment of extraordinary risk based on a probable range of sea level rise according to best available science.

WHEREAS: The Securities and Exchange Commission recognized the financial impacts of climate change when it issued Interpretive Guidance on climate disclosure in February 2010, including: "Registrants whose businesses may be vulnerable to severe weather or climate related events should consider disclosing material risks of, or consequences from, such events in their publicly filed disclosure documents."

The Company's principal subsidiary, Florida Power & Light Company (FPL), is one of the largest rate-regulated electric utilities in the United States. Its markets are among the most vulnerable in the nation to sea level rise.

SUPPORTING STATEMENT: Sea level rise as a consequence of climate change is an extraordinary risk to the Company's markets and facilities, leading to diminished energy utilization rates, downtime or closure of facilities due to damage to facilities, danger to employees, disruption in supply chains, disruption of markets and power supply, and unlimited financial liability.

According to NOAA: "In the context of risk-based analysis, some decision makers may wish to use a wider range of (SLR) scenarios, from 8 inches to 6.6 feet by 2100." In contrast, FPL planning documents for two new nuclear reactors at its Turkey Point facility predict less than one foot SLR by 2100. FPL planning documents omit current federal SLR guidelines and science-based analyses such as provided by the Southeast Florida Regional Climate Compact / Sea Level Rise Work Group assessment. Using the lowest estimate of SLR for the Company's planning purposes leads to inaccurate information for shareholders.

BE IT RESOLVED: NextEra Energy Inc. shall report material risks and costs of sea level rise to company operations, facilities, and markets based on a range of SLR scenarios projecting forward to 2100, according to best available science. The report shall be available to shareholders and investors by December 1, 2016, be prepared annually at reasonable cost and omit proprietary information.

To view a High Resolution & Color copy of this fax:

1. Go to www.hellofax.com/HighRes

2. Enter Access Code: c104b7d35f

W. Scott Seeley
Vice President, Compliance & Corporate Secretary

NEXTera ENERGY

December 8, 2015

Via UPS Overnight Delivery
and
Via Email ***FISMA & OMB MEMORANDUM M-07-16***

Mr. Alan Farago
Ms. Lisa Versaci

FISMA & OMB MEMORANDUM M-07-16

Re: Shareholder Proposal for NextEra Energy, Inc. ("NextEra Energy") 2016 Annual Meeting

Dear Mr. Farago and Ms. Versaci:

We are in receipt of: (1) a shareholder proposal related to reporting the projected future impact of sea level rise (the "Proposal") and (2) a letter signed by both of you, dated November 27, 2015, transmitting the Proposal and indicating that you intend to meet the Rule 14a-8 requirements for submitting shareholder proposals. We received the Proposal via facsimile transmission on November 27, 2015. Additionally, the Proposal was received via certified mail on November 30, 2015. We consider the date of submission of the Proposal to be November 27, 2015.

The purpose of this letter is to inform you that, for the following reasons, we believe that your submission is deficient in that it does not comply with Rule 14a-8 under the Securities Exchange Act of 1934 and, therefore, is not eligible for inclusion in NextEra Energy's 2016 proxy statement.

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. The Proposal lists both of you as the "Filer," so I assume that you intend to be considered joint proponents. Our records do not list either of you as a record holder of NextEra Energy's common stock, nor do you appear to hold any common stock jointly. Because you do not appear as joint record holders or individual record holders and because you provided no proof of ownership in the materials sent to me, you need to substantiate that each of you individually, or both of you jointly, have beneficially owned the requisite minimum number of shares for the requisite one-year period. Your ownership, whether joint or individual, may be substantiated in either of two ways:

1. you may provide a written statement from the record holder of the shares of NextEra Energy common stock beneficially owned by you, verifying that, on November 27, 2015, when you submitted the Proposal, you owned and had continuously held, for at least one year, the requisite number or value of shares of NextEra Energy's common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of NextEra Energy's common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

The staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner(s) of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent(s) who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's or proponents' securities are held. If a proponent(s) is/are not certain whether the broker or bank is a DTC participant, the proponent(s) may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's or proponents' securities is not on DTC's participant list, the proponent or proponents must obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's or proponents' broker or bank, but does not know the holdings of the proponent(s), the proponent(s) may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent(s) for at least one year preceding and including the date of submission of the proposal (November 27, 2015) with one statement from the proponent's or proponents" broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

For the Proposal to be eligible for inclusion in NextEra Energy's 2016 proxy materials, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, NextEra Energy may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f).

The requested information may be provided to the undersigned at W. Scott Seeley, Vice President Compliance & Corporate Secretary, NextEra Energy, Inc., PO Box 14000, 700 Universe Boulevard, Juno Beach, FL 33408-0420, or by facsimile at: 561-691-7702. You may also provide the requested information to me by email.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

If you respond in a timely manner to this letter and cure the aforementioned deficiency, NextEra Energy will review the Proposal. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds.

Very truly yours,

W. Scott Seeley

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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Wealth Management
220 Alhambra Circle 10th Fl
Coral Gables, FL 33134

Morgan Stanley

December 9, 2015

Alan D Farago
Lisa Versaci

FISMA & OMB MEMORANDUM M-07-16

I am writing to confirm that you have maintained continuous ownership of at least 100 shares of Nextera Energy Inc. common stock (SYM: NEE) from May 29, 2014 to the date of this letter within your Morgan Stanley account, Alan Farago and Lisa Versaci ***FISMA & OMB MEMORANDUM M-07-16***

This letter is for informational purposes only and is not an official record of your account. Please refer to your statements and trade confrmations as they are the official record of your transactions.

Sincerely,

Natalia Echev

Natalia Echeverri
Complex Risk Officer
Morgan Stanley Wealth Management

This information is being provided at your request and does not replace or supersede your MorganStanley confirmations or MorganStanley statement. The information contained herein was prepared by the undersigned for informational purposes only and does not represent an official statement of your account at the Firm. Please refer to your monthly statements for a complete record of your transactions, holdings and balances. The attached information is for informational purposes only.

<u>EXHIBIT 2</u>

Legal Opinion of Squire Patton Boggs (US) LLP

SQUIRE
PATTON BOGGS

SQUIRE PATTON BOGGS (US) LLP

200 South Biscayne Boulevard
Suite 4700
Miami, Florida 33180

Office: +1.305.577.7000
Fax: +1 305.577.7001

squirepattonboggs.com

January 7, 2016

NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408
Attention: W. Scott Seeley, Vice President, Compliance & Corporate Secretary

Re: Shareholder Proposal from Alan Fargo and Lisa Versaci

Ladies and Gentlemen:

As Florida counsel to NextEra Energy, Inc. ("**NextEra Energy**" or the "**Company**"), a Florida corporation, you have provided us with a copy of a letter, dated November 27, 2015 (the "**Proposal Letter**"), to NextEra Energy from Alan Fargo and Lisa Versaci (the "**Proponents**") in which Proponents submit a proposed resolution (the "**Proposal**") for consideration at NextEra Energy's upcoming annual meeting of shareholders. You have requested our opinion whether the Proposal is a proper subject for shareholder action under Florida law and whether the Proposal, if adopted, would violate Florida law. The Proposal would require NextEra Energy Inc. to (1) report material risks and costs of sea level rise ("**SLR**") to company operations, facilities and markets based on a range of SLR scenarios projecting forward to the year 2100, according to best available science, (2) make such report available to shareholders and investors by December 1, 2016 and (3) prepare such a report annually at reasonable cost and omit proprietary information.

For purposes of this opinion letter, we have examined a copy of the Proposal Letter and a copy of the Restated Articles of Incorporation of NextEra Energy. This opinion letter is based as to matters of law solely on applicable provisions of internal Florida law as currently in effect ("**Applicable Florida Law**").

Section 607.0801(2) of the Florida Business Corporation Act (Chapter 607, Florida Statutes, the "**FBCA**") provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under s. 607.0732." Corporate powers include, without limitation, conducting its business and exercising the powers granted by the FBCA. *See* Fla. Stat. § 607.0302(9) (2015).

If adopted, the Proposal would be binding on NextEra Energy and consequently impinge on the statutory authority of NextEra Energy's board of directors (the "**Board**") with respect to the exercise of corporate powers and one of its fundamental responsibilities, the management of the business and affairs of the Company, specifically its discretionary authority to determine, in the exercise of its business judgment, the allocation of the Company's resources to the business and operations of the Company, including the identification and assessment of risks faced by the Company.

Furthermore, if adopted, the Proposal could divert the Company's resources from matters that the Board, in the exercise of its duty to act in what the directors reasonably believe to be in the best interests of the Company, determines are more important to the Company's business. *See* Fla. Stat. § 607.0830(1) (2015) ("A director shall discharge his or her duties as a director, including his or her duties as a member of a committee: (a) [i]n good faith; (b) [w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) [i]n a manner he or she reasonably believes to be in the best interests of the corporation.")

As a general principle, the decisions of a board of directors in acting for the corporation according to their best judgment cannot be controlled by the shareholders. *See* 8A Fla. Jur. 2d Business Relationships § 327 (2015) (citing Am. Jur. 2d, Corporations § 1170). The grant of authority to the board of directors in Section 607.0801(2) establishes the primacy of the board of directors with respect to the exercise of the powers of a corporation and the management of its business and affairs, subject to two specific exceptions which are discussed below. A Florida appellate court decision in 2007 recognized the plain meaning of the statute, stating that "[a] corporation is managed by its board of directors or by its officers acting under the direction and control of the board. This is generally true as a matter of corporation law throughout the United States . . . and it is true as a matter of Florida law as to both corporations for profit and not-for-profit . . ." Fla. State Oriental Med. Ass'n v. Slepin, 971 So. 2d 141, 144 (Fla. Dist. Ct. App. 1st Dist. 2007); rehearing denied 2008 Fla. App. LEXIS 1101 (Fla. 1st DCA, Jan. 8, 2008) (citing Harry G. Henn and John R. Alexander, Laws of Corporations, §§ 203, 219 (1983) and Fla. Stat. § 607.0801 and § 617.0801 (2007)). If adopted, the Proposal would improperly interfere with the Board's authority to oversee and assess business risk, by mandating that the Company allocate resources to assess a particular risk and to do so in a particular way, by assessing both the risks and costs of SLR and the impact of SLR on the Company's operations, facilities and markets.

There are no decisions of the Florida courts or other courts applying Florida law that would support the position that the shareholders of a Florida corporation have the power to determine that the corporation shall take the types of actions specified in the Proposal. Section 607.0801(2) of the FBCA includes only two exceptions to the broad grant of authority to the board of directors of a corporation: the authority may be limited by provisions of the corporation's articles of incorporation or, if the corporation has 100 or fewer shareholders, by an agreement among all shareholders of the corporation as authorized under Section 607.0732 of the FBCA. The Proposal is not within either exception. NextEra Energy's Restated Articles of

Incorporation do not include a provision limiting the Board's authority and Section 607.0732 of the FBCA is not applicable because NextEra Energy has more than 100 shareholders. *See* Fla. Stat. § 607.0732(1) (2015).

Based upon, subject to and limited by the foregoing, we are of the opinion that a court of competent jurisdiction correctly applying Applicable Florida Law to the facts set forth herein should find that the Proposal (i) is not a proper subject for action by the NextEra Energy shareholders under the FBCA and (ii) if adopted by NextEra Energy's shareholders and implemented would violate the FBCA.

With respect to opinions stated in the preceding paragraph, we note that a court's decision in each case would be based upon its own analysis and interpretation of the facts at the time the issues arise. We express no opinion in this letter as to any other laws and regulations not specifically identified above as being covered hereby (and in particular, we express no opinion as to any effect that such other laws and regulations may have on the opinions expressed herein).

We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter. This opinion letter has been prepared solely for your use with respect to the submission to the Securities and Exchange Commission on behalf of NextEra with respect to the Proposal Letter pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and should not be quoted in whole or in part or otherwise be referred to, and should not be filed with or furnished to any other governmental agency or other person or entity, without the prior written consent of this firm.

Very truly yours,

Squire Patton Boggs (US) LLP

SQUIRE PATTON BOGGS (US) LLP